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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report November 17, 2005

RECOV Energy, Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-24189	65-0488983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3163 Kennedy Boulevard Jersey City, New Jersey	07306
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (201) 217-4137

Interactive Multimedia Network, Inc.
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Change in Directors or Principal Officers

Item 5.02:   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On November 17, 2005, Leslie James Porter, 41, joined the company, becoming its Chief Financial Officer and a member of its Board of Directors. Since July 2005 Mr. Porter has also served as CFO and Director of Tangerine Gold Inc., a junior mining exploration company. From January to July 2005 Mr. Porter was CFO of Mediterranean Minerals Ltd. and its predecessor Manhattan Minerals Inc., a junior mining exploration company. In 2003 and 2004 Mr. Porter was CFO and Director of Firestone Ventures, Inc., a junior mining exploration company. Since 2004 Mr. Porter has served as CFO and Director of SHEC Labs Solar Hydrogen Energy Corporation, a technology company. He has also served on that company's Steering Committee since 2003 and served as financial advisor to the company from 2001 to 2004. Since 2001 Mr. Porter has been President of LJV Capital Corp., an entity which provides financial and business consulting services to early stage companies. From 1999 to 2001 Mr. Porter was CFO and Director of Global Media Corp., an internet media streaming company.

Mr. Porter received his Bachelor of Commerce degree in Finance from the University of British Columbia in Vancouver, B.C. in 1987. He received his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1990, his Chartered Financial Analyst designation from the Institute of Chartered Financial Analysts in 1994 and his Certified Public Accountant designation (State of Illinois) from the University of Illinois in 1999.

Mr. Porter received his Chartered Accountant and Chartered Financial Analyst designations while employed with the major public accounting firm, Arthur Andersen & Co., where he achieved the position of Senior Manager, Taxation and served large corporations including subsidiaries and divisions of global mining companies BHP and Newmont.

Item 9.01 Financial Statements and Exhibits.

c) Exhibits:

     99   Press release dated November 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 17, 2005.

RECOV Energy, Corp.

/s/ Richard Verdiramo

_____
Richard Verdiramo
President

FOR IMMEDIATE RELEASE:

Friday, November 18, 2005

RECOV ENERGY CORP. TARGETS MINING SECTOR
AND APPOINTS NEW CFO

Jersey City, NJ – Friday, November 18, 2005 – RECOV Energy Corp. ("RECOV" or the "Company") (OTC BB: RCOV) today announced that it has determined that the Company will begin to focus on potential acquisition candidates in the mining sector. Management believes that this sector is poised for the potential of long term sustainable growth as evidenced by current market trends showing Gold, Silver and Copper trading at near record levels. Additionally, the Company has secured the services of a CFO with extensive experience in the mining and exploration sector.

RECOV recognizes the benefits brought by the addition of an experienced CFO to its management team as a first step to recruit seasoned management professionals to provide strong leadership for the Company as it enters this new business sector. L. James Porter, CPA has agreed to join RECOV as its CFO and to become a member of the Board of Directors. Mr. Porter, a Chartered Financial Analyst and Certified Public Accountant, has extensive experience in corporate affairs and fund-raising, with over 10 years experience with the management, financing and administration of US and Canadian publicly listed companies including mineral exploration companies. Previous to that, Mr. Porter served for over 7 years with a major international accounting firm where he was a Senior Manager serving a number of mining companies including large concerns such as BHP and Newmont. Mr. Porter will have primary responsibility over the financial and continuous disclosure functions of the Company and mineral project evaluations. More detailed biographical information will be included in an 8-k that will be filed regarding Mr. Porter's joining the Company.

Safe Harbor Disclosure -- This Press Release contains or incorporates by reference "forward-looking statements," including certain information with respect to plans and strategies of RECOV Energy, Corp. For this purpose, any statements contained herein or incorporated herein by reference that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "anticipate(s)," "believe(s)," "expect(s)," "intend(s)," "plan(s)", "potential(ly)" and similar expressions are intended to identify forward- looking statements. There are a number of important factors that could cause actual events or actual results of RCOV to differ materially from those indicated by such forward-looking statements.

For more information please contact:
RECOV ENERGY CORP.
Phone: 201-217-4137